Offering Statement for Arowana Media Holdings, Inc.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

Arowana Media Holdings, Inc.

20860 N. Tatum Blvd
Suite 300
Phoenix, AZ 85050

Eligibility

2. **The following are true for Arowana Media Holdings, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Mark Newbauer

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
08/01/2010	Present	Mike the Pike Productions, Inc.	Producer
09/01/2016	Present	Symmetry Financial Group	Agency Owner/National Hiring Manager
08/01/2010	Present	OTC PR WIRE	Founder & President
10/16/2018	Present	Arowana Media Holdings, Inc.	CEO, Producer

Short Bio: Mark B. Newbauer graduated from Columbia College Chicago and The Second City Chicago Training Center. Newbauer's first film as writer and producer, "Dreamkiller", won Best of the Fest at the New York International Film and Video Festival. Newbauer has been the driving force in acquisitions of the Company's current stable of properties including his work as producer and financier on the feature film, 'Beyond White Space', on behalf of Mike the Pike Productions, Inc., for which he serves as CEO and Chairman. In addition to writing original content, he also procures undervalued and/or legacy intellectual property, and has been involved in or currently involved in top-tier IP such as film/television rights for Dynamite Comics' Vampirella, Roger Zelazny's Lord of Light, and originally planned vampire franchise Children of the Night for development and production, along with a profit participation stake in the feature film "Beyond White Space." Newbauer is a licensed broker, Key Leader, and National Hiring Manager with Symmetry Financial Group. Newbauer's agency has grown from $0 in 2016 to over $600,000 in annual premium sales in 2020. Newbauer is also the founder and president of OTC PR Wire, a premier reseller of press releases for the OTC Markets with revenues in excess of $650,000 annually in 2020. Symmetry Financial Group and OTC PR Wire have no affiliation to the companies mentioned in this Offering. Newbauer's experience in the entertainment industry includes work at literary and talent agencies, work with casting directors, global media finance, on-set production expertise, and identifying and securing rights to undervalued properties. In addition, he has extensive knowledge of the film and television industries. Work Experience: (https://www.linkedin.com/in/markbnewbauer/)

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Mike the Pike Productions, Inc.

Securities:	10,000,000
Class:	Common Stock
Voting Power:	93.5%

Mark Newbauer

Securities:	1,111,111
Class:	Common Stock
Voting Power:	93.5%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

We acquire and develop undervalued and legacy intellectual property in the media and entertainment space, such as rights to books, graphic novels/comics, articles, characters, and/or brands to expand the universe of those materials in the form of feature film, television series, and other market opportunities such as Publishing, Software/Gaming, esports, AR/VR, Artificial Intelligence, and the burgeoning NFT space. This all begins with incubation of our flagship subsidiary, Mike the Pike Entertainment, LLC. Here we option or outright purchase rights to undervalued and/or legacy IP and develop them for screen in partnership with studios and production companies in exchange for upfront and/or backend fees, ongoing royalties, spinoff/sequel participation, and percentage of overall profits. Arowana/Mike the Pike have achieved momentum in our business over the past months, including our recently acquired worldwide rights to the iconic Vampirella universe, in development as a television series; Barbara O'Connor's New York Times Bestselling middle-grade novel 'Wish'; Kenneth Oppel's award-winning fantasy, 'Silverwing', and Aimée and David Thurlo's celebrated Navajo mystery-crime series 'Ella Clah', named for the title character, a former FBI agent struggling with identity and acceptance, riding the line between her current life and her Navajo roots when she's called to help with a case involving her own father's murder. We believe our portfolio approach to property acquisition and development gives us a strategic advantage with multiple opportunities for success. We believe that potential revenues from any one successful project can far exceed the downside of those that may not be picked up initially, or at all. As we grow, we intend to invest and re-invest into additional properties, and, when available, acquisition of film and television libraries giving us exponential position and advantage as a studio with owned value assets and multiple streams of revenue. Along the way, we intend to expand into in-house production and content creation with established finance and studio partners, solidifying the company as a contending mini-major studio.

Arowana Media Holdings, Inc. currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Arowana Media Holdings, Inc. speculative or risky:**

    1. Our business, results of operations, and financial condition may be impacted by the recent coronavirus (COVID-19) outbreak. With respect to the ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, the outbreak has caused substantial disruption in international and U.S. economies and markets. The ultimate impact of the COVID-19 pandemic on the Company's operations is unknown and will

depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but may have a material adverse impact on our business, financial condition and results of operations.

2. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

3. An investment in the Company involves a high degree of risk. You should carefully consider the risks described above and those below before deciding to purchase any Shares in this Offering. If any of these risks actually occurs, our business, financial condition or results of operations may suffer. As a result, you could lose part or all of your investment.

4. We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. We were organized as a Wyoming corporation in October 2018. Accordingly, we have a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

5. To date we have not generated revenues from our business operations, and we have additional capital requirements to continue operations. If we are unable to secure additional capital on favorable terms or at all, our ability to run our business will be significantly impaired. As of the date of this Offering, we have limited working capital. If we are unsuccessful in securing additional funding, it may be impossible to fulfill our business plan, expand operations or maintain our viability. We currently have no definitive plans, agreements or arrangements to raise capital in the immediate future. There can be no assurance that we will be able to secure necessary future financing, either equity or debt, on favorable terms or at all, which could cause our business to fail. We will require additional financing in the near and long term to fully execute our business plan. Our success depends on our ability to raise such additional financing on reasonable terms and on a timely basis. Conditions in the economy and the financial markets may make it more difficult for us to obtain necessary additional capital or financing on acceptable terms, or at all. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments or employ internal cost savings measures.

6. Our contemplated projects may not be accepted by distributors and/or the marketplace and our business may fail as a direct result of such lack of market acceptance. The ultimate profitability of any project, service or product we offer, depends upon its ultimate audience appeal in relation to the cost of its production and distribution. The audience appeal of a given concept depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty. If certain segments of the viewing public do not like, are willing to pay for, or otherwise approve of our productions, our business may fail.

7. Our future success depends on our ability to develop services, products and projects and to sell or license them to distribution channels. The inability to establish distribution channels, may severely limit our growth prospects. Our future business success is completely dependent on our ability to

successfully develop services, products and projects and secure viable distribution channels. Revenues derived therefrom will represent vital funds necessary for our continued operations. The loss or damage of any of our business relationships and or revenues derived therefrom, will result in the inability to market our services, products and projects.

8. Cost overruns could affect our results of operations and may cause the failure of our business. The costs of completing projects are often underestimated and may be increased by factors beyond our control. Such factors may include weather conditions, illness of technical and artistic personnel, labor disputes, governmental regulations, equipment breakdowns and other production disruptions. While we intend to engage production personnel who have demonstrated abilities to complete projects within assigned budgets, the risk of a project running over budget is always significant and may have a substantial adverse impact on our future profitability

9. Film and entertainment production budgets may and often do increase and film production spending may exceed such budgets. It is common for future film and entertainment budgets to increase as the production process is underway for a variety of factors including, but not limited to: (1) escalation in compensation rates of people required to work on the projects; (2) number of personnel required to work on the projects; (3) equipment needs; (4) the enhancement of existing or the development of new proprietary technology; and (5) the addition of facilities to accommodate the amended or unseen requirements of the project. Due to production exigencies, which are often difficult to predict, it is not uncommon for film production spending to exceed film production budgets, and our projects may not be completed within the budgeted amounts. In addition, when production of each film is completed, we may incur significant carrying costs associated with transitioning personnel on creative and development teams from one project to another. This situation becomes more severe if several projects are being undertaken at the same time or planned to be done contiguously. Our limited resources may not permit us to meet unexpected costs during productions. If such cost excesses occur and we are unable to arrange for the necessary financial needs, our operations may cease.

10. Our content production business is substantially dependent upon the success of a limited number of film releases and digital media productions, if any, in any given year and our inability to release any film or digital media production or the unexpected delay or commercial failure of any one of them could have a material adverse effect on our financial results and cash flows. Our content production business is currently substantially dependent upon the success of a limited number of film releases and digital media productions in any given year. The unexpected delay in release or commercial failure of just one of these films or digital media productions, or our inability to release any productions at all, could have a significant adverse impact on our results of operations and cash flows in both the year of release and in the future. Historically, feature films that are successful in the domestic theatrical market are generally also successful in the international theatrical and ancillary markets, although each film is different and there is no way to guarantee such results. If our films fail to achieve domestic box office success, their success in the international box office and ancillary markets and our business, results of operations and financial condition could be adversely affected. Further, we can make no assurances that the historical correlation between results in the domestic box office and results in the international box office and ancillary markets will continue in the future. If we are unable to release any film or digital media productions in a given year, or if the feature films we release do not perform well in the domestic or international theatrical markets and ancillary markets, or our digital media productions do not perform as anticipated, the failure to release any productions, or the failure of any one of the productions we release, could a material adverse effect on our financial results and cash flows.

11. In order for us to compete and grow, we must attract, recruit, retain and develop the necessary personnel who have the needed experience. Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the sales and licensing of our product. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in our development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our future

consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

12. Our success depends on the services of our chief executive officer, the loss of whom could significantly disrupt our business. We depend to a large extent on the services of our founder and chief executive officer, Mr. Mark B. Newbauer. Given his knowledge and experience, he is important to our future prospects and development as we rely on his expertise in developing our business strategies and maintaining our operations. Because we are a start-up dependent on the vision of our founder, it will be critical to our prospects and successful development that this person remain with us to help establish, develop and grow our business. The loss of the service of Mr. Newbauer and the failure to find timely replacements with comparable experience and expertise could disrupt and significantly adversely affect our business.

13. Competition in markets in which we operate is extensive and varied and our competitors are mostly larger and more established than we are. Our business and the industry in which we operate are subject to extreme competition. There can be no guarantee that we can develop or sustain a market position or expand our business to successfully compete with other larger and more established companies. We anticipate the intensity of future competition will increase. We compete with all content creators ranging from very large international corporations with multifaceted business models to small independent content creators like ourselves. Many of the larger distribution companies are also content creators and can be both our competitor on one project and our strategic partner on another. Many current and potential competitors are well established, have longer operating histories, significantly greater financial, operational resources and name recognition than we have. As a result, these competitors may have more credibility with both existing and potential customers, be able to offer more services, and more aggressively promote and sell their services. Our competitors may also be able to support more aggressive pricing than us, which could adversely affect sales, cause us to decrease prices to remain competitive, or otherwise reduce the overall gross profit earned on our services.

14. The forecasts of market growth included in this offering circular may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all. Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The forecasts contained in this offering circular may prove to be inaccurate. Even if these markets experience the forecasted growth described in this offering circular, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market growth included in this offering circular should not be taken as indicative of our future growth.

15. Failure of third-party distributors upon which we may rely, could adversely affect our business and result in the loss of your investment. We will likely rely on third party distributors for marketing our projects, both nationally and internationally. If we are able to develop a relationship with a distributor or distributors for one or more of our projects and then lose such relationship, it would have a material adverse effect on our business, financial condition and results of operations. Distributors may also provide services to competing business, as well as larger, national or international entities and may be, to varying degrees, influenced by their continued business relationships with these companies. Independent distributors may be influenced by a large competitor if they rely on that competitor for a significant portion of their sales. Furthermore, no assurance can be given that we will successfully attract distributors who desire to work on our projects.

16. We cannot assure you that our original programming content will appeal to potential distributors and viewers or that any of our original programming content will not be cancelled or removed from a distributors' platform when and if distributed through such platform. Our business depends on the appeal of our content to distributors and viewers, which is difficult to predict. Our business depends in large part upon viewer preferences and audience acceptance of our original programming content. These factors are difficult to predict and are subject to influences beyond our control, such as the quality and appeal of competing programming, general economic conditions and the availability of other entertainment activities. We may not be able to anticipate and react effectively to shifts in tastes

and interests in markets. A change in viewer preferences could cause our original programming content to decline in popularity, which could jeopardize renewal potential relationships with distributors or renewal of future agreements with distributors. Low ratings or viewership for programming content produced by us may lead to the cancellation, removal or non-renewal of a program and can negatively affect potential future license fees for such program. If our original programming content does not gain the level of audience acceptance we expect, or if we are unable to maintain the popularity of our original programming, we may have a diminished negotiating position when dealing with distributors, which could reduce our revenue. We cannot assure you that we will be able to maintain the success of any of our current original programming content, or generate sufficient demand and market acceptance for new original programming content in the future. This could materially adversely impact our business, financial condition, operating results, liquidity and prospects.

17. Changes in user preferences and discretionary spending may have a material adverse effect on our revenue, results of operations and financial condition. Our future success depends, in part, upon the popularity of projects and our ability to develop projects in a way that appeals to users. Shifts in user preferences away from our projects could harm our business. Also, our future success depends, to a significant extent, on discretionary user spending, which is influenced by general economic conditions and availability of discretionary income. Accordingly, we may experience an inability to generate revenue during economic downturns or during periods of uncertainty. Any material decline in discretionary spending could have a material adverse effect on our future sales, results of operations, business and financial condition.

18. If we fail to increase brand awareness, it may have an adverse effect on our results of operations. Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of our brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in our market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase our financial commitment to creating and maintaining brand awareness. If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, it would have a material adverse effect on our results of operations.

19. Producing media content relies on various intellectual property rights, including trademarks, copyrights, and licenses. Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and financial results of our projects. Any dispute or litigation regarding intellectual property involving our projects could be costly and time-consuming due to the complexity of the law in this area, the uncertainty of intellectual property litigation, and could divert the Company and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to make changes in the project, which would be costly and time-consuming, and/or could subject us to an injunction against development, marketing and distribution of the projects. We may have to pay substantial damages; including damages for past infringement if it is ultimately determined that our projects infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert our attention from other business concerns involving the project. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause projects to be harmed. We also rely on nondisclosure

and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

20. We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurances that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

21. We are a holding company and our only asset is the direct ownership of Mike The Pike Entertainment, LLC, our wholly-owned subsidiary. We are a holding company and currently have no material non-financial assets other than direct ownership of Mike The Pike Entertainment, LLC, which we refer to as our subsidiary. We have no independent means of generating revenue. To the extent that we will need funds beyond our own financial resources to pay liabilities or to fund operations, and our subsidiary is restricted from making distributions to us under applicable laws or regulations or agreements, or not have sufficient earnings to make these distributions, we may have to borrow or otherwise raise funds sufficient to meet these obligations and operate our business and, thus, our liquidity and financial condition could be materially adversely affected.

22. A failure of a key information technology system could adversely impact our ability to conduct business. We rely extensively on information technology systems in order to conduct its business. These systems include, but are not limited to, programs and processes relating to communicating within our Company and with other parties, ordering and managing materials from suppliers, shipping products to customers and distributors, processing transactions, summarizing and reporting results of operations, complying with regulatory legal or tax requirements and other processes involved in managing the business. The systems may be vulnerable to computer viruses, security breaches and other similar disruptions from unauthorized users. If the systems are damaged or cease to function properly due to any number of causes, including the poor performance or failure of third-party service providers, catastrophic events, power outages, security breaches, network outages, failed upgrades or other similar events, and if the business continuity plans do not effectively resolve such issues on a timely basis, we may suffer interruptions in the ability to manage or conduct business which may adversely impact our business.

23. Our revenues and results of operations may fluctuate from period to period. Cash flow and projections for any entertainment company producing original content can be expected to fluctuate until the content and ancillary consumer products are in the market and could fluctuate thereafter even when the content and products are in the marketplace. There is significant lead time in developing and producing content before that content is in the marketplace. Unanticipated delays in entertainment production can delay the release of the content into the marketplace. Structured retail windows that dictate when new products can be introduced at retail are also out of our control. Any delays in the production and release of our content and products or any changes in the preferences of our customers could result in lower than anticipated cash flows. As with our cash flows, our revenues and results of operations depend significantly upon the appeal of our content to our customers, the timing of releases of our products and the commercial success of our products, none of which can be predicted with certainty. Accordingly, our revenues and results of operations may fluctuate from period to period. The results of one period may not be indicative of the results of any future period. Any quarterly fluctuations that we report in the future may not match the expectations of market analysts and investors. This could cause the price of our common stock to fluctuate.

24. We may not be able to manage future growth effectively, which could adversely affect our operations and financial performance. The ability to manage and operate our business as we execute our business

plan will require effective planning. If we should experience significant rapid growth in the future, it could strain management and internal resources that would adversely affect financial performance. We anticipate that future growth could place a serious strain on personnel, management systems, infrastructure and other resources. Our ability to manage future growth effectively will require attracting, training, motivating, retaining and managing new employees and continuing to update and improve operational, financial and management controls and procedures. If we do not manage growth effectively, our operations could be adversely affected resulting in slower growth and a failure to achieve or sustain profitability.

25. Piracy of any original motion pictures that we plan to produce or distribute may reduce our revenues and potential earnings. Based on our best knowledge, we believe that piracy losses in the motion picture industry have increased substantially over the past decade. In certain regions of the world, motion picture piracy has been a major issue for some time. With the proliferation of the DVD format around the globe, along with other digital recording and playback devices, losses from piracy have spread more rapidly in North America and Europe. Piracy of original motion pictures that we produce and/or distribute may adversely impact the gross receipts realized from these films, which could have a material adverse effect on our future business, results of operations or financial condition.

26. Our sole member of the Board of Directors, Mr. Newbauer, will make all decisions concerning compensation of our executive officers for the foreseeable future. These decisions may not be in the best interests of other investors. Mr. Newbauer will make all decisions determining the amount and timing of compensation, including his own compensation, for the foreseeable future until, if ever, we establish a compensation committee of the board of directors. Their decisions about compensation may not be in the best interests of other shareholders.

27. Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market. Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may also invest in projects that end up losing money. Even if one of our projects is successful, we may lose money in others.

28. If we are unable to adapt to changing client demands, social and cultural trends or emerging technologies, we may not remain competitive and our business, revenues and operating results could suffer. We operate in an industry characterized by rapidly changing client expectations, marketing technologies, and social media and cultural trends that impact our target audiences. The entertainment industry continues to undergo significant developments as advances in technologies and new methods of message delivery and consumption emerge. These developments drive changes in our target audiences' behavior to which we must adapt in order to reach our target audiences. In addition, our success depends on our ability to anticipate and respond to changing social and cultural trends that impact the entertainment industry and our target audiences. We must adapt our business to these trends, as well as shifting patterns of content consumption and changing behaviors and preferences of our target audiences, through the adoption and exploitation of new technologies. If we cannot successfully exploit emerging technologies or if the marketing strategies we choose misinterpret cultural or social trends and prove to be incorrect or ineffective, any of these could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

29. We rely on third party distributors to distribute our projects, whether a TV Series, feature film or other project, and their failure to perform or promote our projects could negatively impact our ability to generate revenues and have a material adverse effect on our future operating results. Our projects will be primarily distributed and marketed by third party distributors. If any of these third-party distributors fails to perform under their respective arrangements, such failure could negatively impact the success of our projects and have a material adverse effect on our business, reputation and ability to generate revenues. We generally do not control the timing and manner in which our distributors distribute our films, TV series or other media projects; their decisions regarding the timing of release and promotional support are important in determining success. Any decision by those distributors not

to distribute or promote one of our films or to promote our competitors' films or related products to a greater extent than they promote ours could have a material adverse effect on our business, cash flows and operating results. Additionally, because third parties are the principal distributors of our media projects, the amount of revenue that is recognized from films in any given period is dependent on the timing, accuracy and sufficiency of the information received from our distributors. As is typical in the film industry, our distributors may make adjustments in future periods to information previously provided to us that could have a material impact on our operating results in later periods.

30. The popularity and commercial success of our future digital media productions and feature films are subject to numerous factors, over which we may have limited or no control. The popularity and commercial success of our future digital media productions and films depends on many factors including, but not limited to, the key talent involved, the timing of release, the promotion and marketing of the digital media production or film, the quality and acceptance of other competing productions released into the marketplace at or near the same time, the availability of alternative forms of entertainment, general economic conditions, the genre and specific subject matter of the future digital media production or film, its critical acclaim and the breadth, timing and format of its initial release. We cannot predict the impact of such factors on any digital media production or film, and many are factors that are beyond our control. As a result of these factors and many others, our future digital media productions and films may not be as successful as we anticipate, and as a result, our results of operations may suffer

31. Affiliates of our Company, including officers, directors and existing stockholder of our Company, may invest in this Offering and their funds will be counted toward our achieving the Minimum Amount. There is no restriction on our affiliates, including officers, directors and existing stockholders, investing in the Offering. As a result, it is possible that if we have raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors the confidence that other investors, along with them, are sufficiently interested in the Offering and our Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the Offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this Offering.

32. We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals; and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

33. We have the right to extend the Offering deadline. We may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while we attempt to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without our Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or until we receive the Minimum Amount, at which time it will be released to us to be used as set forth herein. Upon or shortly after release of such funds to us, the Shares will be issued and distributed to you.

34. The offering price in this Offering may not represent the value of our Shares. The price of the Shares being sold in this Offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our Shares may not be indicative of the fair market value of our Shares now or in the future.

35. We do not anticipate paying any cash dividends for the foreseeable future. We currently intend to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support our business and planned growth strategies. We do not intend in the foreseeable future to pay any dividends to holders of our Shares.

36. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Shares and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

37. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

38. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

39. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the

Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

40. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

   Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

41. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

   You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

42. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

   Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

43. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

   Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

44. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements

necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

45. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

46. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

47. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Arowana Media Holdings, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   The purpose of the Offering is to raise capital for general marketing, acquisition and development of intellectual property, and administrative and corporate expenses. In addition, the proceeds from this

Offering are planned to be used to engage consultants, advertising and marketing, legal, and accounting advisors.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Compensation for Managers	$0	$40,000
Legal expenses- this includes legal fees for the REG CF, as well as an "allow" for anticipated entertainment/IP acquisition legal/transaction fees.	$7,000	$50,000
Accounting expenses - this includes hiring a CPA familiar with entertainment accounting, and any accompanying filing fees.	$2,510	$15,170
Marketing expenses- Includes traditional and social media marketing of the Reg CF as money is raised toward maximizing capital raise.	$0	$78,000
Acquisition of Intellectual Property- Funds will be banked for the Company to use at its discretion to leverage our abilities in the market when identifying and vying for rights to IP.	$0	$500,000
Development of Existing Intellectual Property- this may include hiring talent such as writers for pitches, creating pitch materials such as lookbooks, sizzle reels, and other medium-based collateral to create compelling/visceral pitches to talent and studios.	$0	$250,000
Administrative and Corporate Expenses- Includes SOS fees, filing fees, and legal fees associated with a planned 15c-211 for Arowana or its parent company, Mike The Pike Productions, Inc.; as well as professional travel expenses for execs to attend important film/tv markets or in-person pitches.	$0	$64,400
Professional Fees and Compensation- "Allow" for admin support	$0	$20,000
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Arowana Media Holdings, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $0.26 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	500,000,000	11,890,371	Yes	Each share of Common Stock carries 1 vote. Please see the "Articles of Incorporation of Arowana Media Holdings, Inc. " for further disclosure.
Series A Preferred Stock	5,000,000	0	Yes	Each share of Series A Preferred Stock carries 100 votes. Please see the "Articles of Incorporation of Arowana Media Holdings, Inc. " for further disclosure.
Series B Preferred Stock	50,000,000	0	Yes	Each share of Series B Preferred Stock carries 100 votes. Please see the "Articles of Incorporation of Arowana Media Holdings, Inc. " for further disclosure.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The existing convertible debt is subject to conversion into equity under certain circumstances, and if they convert the Netcapital shareholders will be diluted by that conversion.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the BYLAWS OF AROWANA MEDIA HOLDINGS, INC. for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The Company's bylaws can be amended by the shareholders of the Company, and Directors can be added or removed by Shareholder vote. As minority owners, the Netcapital investors are subject to the decisions made by the majority owners. The issued and outstanding common stock gives management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of additional shares, or the sale of debt, convertible debt or assets of the company.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**
    - **additional issuances of securities,**
    - **issuer repurchases of securities,**
    - **a sale of the issuer or of assets of the issuer or**
    - **transactions with related parties?**

The issuance of additional shares of our common stock will dilute the ownership of the Netcapital investors. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. A sale of our company or of the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. In addition to the payment of wages and expense reimbursements, we may need to engage in transactions with officers, directors, or affiliates. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential related party transactions and waived any claim with respect to any liability arising from a perceived or actual conflict of interest. In some instances, we may deem it necessary to seek a loan from related parties. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially averse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. If we are unable to obtain financing on reasonable terms, we could be forced to discontinue our operations. We anticipate that any transactions with related parties will be vetted and approved by executives(s) unaffiliated with the related parties.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	SAFE Note
Amount Outstanding:	$10,000
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	Upon the event of an equity financing in which the Company issues and sells shares of its preferred stock, the SAFE will automatically convert into shares of preferred stock having the same rights, privileges, preferences and restrictions as the preferred stock issued in such equity financing. The number of such shares of preferred stock to be issued upon conversion of the SAFE shall be equal to: $10,000 divided by either (i) the quotient of $3,250,000 divided by the Company's capitalization immediately prior to the equity financing, or (ii) the price per share of preferred stock issued in such equity financing, multiplied by 80%, whichever calculation results in the greater number of shares of preferred stock. Upon a liquidation event or a dissolution event, the SAFE will be automatically entitled to receive a portion of such proceeds. The Company anticipates entering into another Simple Agreement for Future Equity before the termination of this offering, on the same terms as the SAFE, for an investment of $100,000.

25. **What other exempt offerings has Arowana Media Holdings, Inc. conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
   1. **any director or officer of the issuer;**
   2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
   3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
   4. **any immediate family member of any of the foregoing persons.**

Yes.

If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Mike the Pike Productions, Inc.	Parent company that owns 84.1% of the outstanding common stock of the Company.	Mike the Pike Productions, Inc. acquired its ownership interest in exchange for the payment of par value per share plus the contribution of certain intellectual property.	$167,500

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

Arowana Media Holdings, Inc. (the "Company") is a corporation formed in Wyoming on October 16, 2018. On October 16, 2018, the Company acquired all of the assets of Mike The Pike Productions, Inc. of Wyoming in exchange for 10,000,000 restricted shares of common stock. Concurrently with the Acquisition, the management of the Wyoming Corporation took control of the Board of Directors of the Company. On August 21, 2019 Mark B Newbauer contributed intellectual property in exchange for 1,111,111 restricted shares of common. The Company acquires and develops undervalued and legacy intellectual property in the media and entertainment space, such as rights to books, graphic novels/comics, articles, characters, and/or brands to expand the universe of those materials in the form of feature film, television series, and other market opportunities such as publishing, software and gaming, esports, virtual reality, artificial intelligence, and the burgeoning NFT space. The Company does not expect to achieve profitability for approximately the next 12 months and intends to focus on the following: Acquisition of high profile or legacy rights to targeted intellectual property; Development and packaging of certain properties toward increased value before going to market; Cultivating high value industry relationships toward best execution in adapting properties for market; Income Statement: The Company is currently in its pre-revenue stage. During 2021, the Company had $648 in operating expenses, which consisted of professional fees for $500, administrative expenses for $144, and stock issued for services of $4. Overall, the Company had a net loss of $648. During 2020, the Company had $160 in operating expenses, which consisted of administrative expenses of $116 and professional fees of $44. Overall, the Company had a net loss of $160. Liquidity and Capital Resources: The Offering proceeds are essential to the Company's operations. The Company plans to use the proceeds to acquire, develop, and sometimes produce projects based on acquired intellectual property. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $6 in cash on hand, which will be augmented by the Offering proceeds and used to execute our business strategy. Throughout 2021, the Company issued 296,296 shares of Common Stock in exchange for deferment of debt and 38,520 shares of Common Stock in exchange for services. As of December 31, 2021, 11,890,371 shares of Common Stock were issued and outstanding. The Company does not have any additional sources of capital other than the proceeds from the Offering. The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to this Form C filing.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

    If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Arowana Media Holdings, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:
Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:
Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf

Financials:
Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.arowanamedia.com/

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.